INVEST IN **MEGAFONO CORPORATION**

Social platform revolutionizing the way 160M voters impact legislation


Megaphone
We make government easily and effectively accessible to everyone.

megaphone.us Washington DC

Main Street | Software | Technology | SaaS | App

LEAD INVESTOR



Jeffrey MacKinnon Lead Investor

I am very happy to invest in Megaphone under the leadership of Bill Lockhart. Making government data more accessible is good investment and good for our representative democracy. Bill has shown great leadership and has sharp business acumen in identifying potential markets for Megaphone. Bill's experience in politics and business provides a unique skill set for Megaphone to take advantage of this untapped area of effectively using government for advocacy and procurement. I am very impressed with the business model and the lane appears to wide open an the future is bright. Go Megaphone!

Invested $1,000 this round & $25,000 previously

Highlights

1. Underserved TAM (~160M people) hungry for a solution to fix the broken Beltway.
2. B2C and B2B sales targets.
3. 80% of surveyed would use our service, 30% would pay for premium (higher than industry standard).

4. Massive data play that preserves anonymity of our users and offers multiple revenue streams.
3. 80% of surveyed would use our service, 30% would pay for premium (higher than industry standard).

4. Massive data play that preserves anonymity of our users and offers multiple revenue streams.
5. Experienced team w/ decades in AI, Software, Government & Politics, as well as start-ups and exits.

Our Team



Bill Lockhart CEO

Turned around 501c3 from nine years in the red to the black in one year. Ran all voter contact for the number one and seven over preforming races in the country. Consulted on Presidential campaigns in DR Congo and Nicaragua

We're building Megaphone because the world is done with a lack of transparency. I was repeatedly hitting a wall trying to find information on a piece of legislation. If I, who has been doing this my entire adult life, am getting frustrated and hitting roadblocks...how must people across the country feel.



Hedeer CTO

Managed portfolio risk, built quant models at $3.3 billion hedge fund. Ran an NLP startup with global customers from sovereign wealth funds to boutique research funds in the US & Europe. Graduated NYU with - Masters of Mathematics in Finance



Ron Wright COO

Co-Founder & President of Neuroscan, a leader in scientific equipment for the study of brain function. 14 years & research customers worldwide. Divested the Company & still operating Compumedics Neuroscan (neuro.com) Australian based public company



Nathan Jahncke CIO

Co-founded Residual Image, a graphic & web design firm operating for 20 years Key developer in enterprise data architecture projects at multiple Fortune 500 Co Co-founded Lore AI, a NLP startup with cutting edge document & contract analysis tools

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We make legislation accessible, give lobbying to the people, and provide deep data for polling

> ***Wefunder is here to fix capitalism,***
> ***Megaphone is here to fix democracy.***


Megaphone
Raise Your Voice

Megaphone gives government back to the people through a revolutionary social platform for 160 million voters.

With an estimated 470,000 users within the first three years, we believe Megaphone will realize $34 million in annual revenue with exponential growth in the following years. That projection cannot be guaranteed.

The Broken Beltway

Across the aisle and across the county line, we all agree that politics is broken. Overly complicated processes mean civic engagement requires too much effort for voters to be effective and stay involved. We're left with barren mudslinging and special interests deciding for us.

It's all noise, no listening. And most of us feel it's only getting worse.

In the current system, the onus of involvement falls on the voters. You have to figure out how it works in each systems' individual process map. You have to seek out the community meetings, research the players, start the petitions, and send emails into the void.

At the end of the day, the vast majority of effort goes unanswered and without impact. Meanwhile the lobbyists with multimillion dollar contracts already decided the legislation for us.

The people can't compete. The people are disillusioned. The people stop trying to make a difference.

The Megaphone Solution

We're here to change that with Megaphone: a social platform built to make government on every level, fully accessible to everyone. Megaphone removes barriers – whether it be money, knowledge, or access – and we put our users in a position to make REAL change on the federal, state and local levels.

Our lead product will be our Megaphone app which will be a one-stop-shop for legislative tracking, civic engagement, and real impact on legislation. With its game-changing features, it puts users' concerns on an equal playing field with the most expensive lobbyists and influential special interest groups.

The app also has a gamification aspect where users can earn a blend of badges and real world prizes like books, cameos, invitations to private events. It also builds community by connecting users through common issues of importance, empowering them with the power of people.


How It Works
Making government accessible to everyone.
Remove money barrier keeping people from being empowered to make real change via "Crowd Sourced Lobbying"
Presented to users in simplified language — "non-legalese"
Instant individual scoring of the legislation as written (based on optional user input data).
Easily support or oppose a piece of legislation with the swipe of your finger.
Changing the way American representatives and voters interact.
Users will be able to create their own versions of introduced bills.
Those versions will be voted up or down by other users, thus creating a bill that the majority of your district support.
Especially useful for state and local government. Increased community engagement.
Cancels out NIMBYs and organized activists who have their own agenda.

The Megaphone app brings 4 innovative features using our proprietary AI engine:

1. Tracking issues, legislation, and leaders

Users can follow specific issues or political leaders without the filter or bias of special interest. Our app will have the most accurate and up-to-date information, giving you the power to be informed. It will also track how elected officials vote, creating an accountability loop not currently available to average voters.

2. Legislative feedback

Users will be able to submit edits to legislation that will be voted on by other users. Your opinions and questions will be submitted directly to your legislators' offices' and be made part of the public record, whenever possible.

3. Crowdfunded lobbying

Users can initiate lobbying campaigns, pool small dollar amounts, and our team

of vetted lobbyists will lobby legislators on their behalf. With this, our users' $5.00 will be as valuable as special interests' $20k, leveling the political playing field and turning the current lobbying machine on its head.

4. **Organic Polling**

Utilizing user activity, we establish an entirely new polling system with the most up-to-date and accurate data ever seen. It generates true numbers on individual beliefs and trends of importance, all in real time. Using blockchain, we gather this data while protecting users' anonymity and without having to ask for it. This taps a gold mine of deep data no one else has and turns it into a B2B opportunity for tailored polling.

It's more than just an app, it's a space for constructive interaction and actual listening, raising your voice above the noise. With Megaphone, users are informed on issues they care about and have the tools to make a difference.

The Lobby Dashboard

In parallel with the Megaphone app, we will also build the Lobby Dashboard, a B2B platform powered by our AI engine.


Lobby Dashboard
Key Features
Three years of historic documents for most counties
Example: 96,000+ pages for Fairfax Co., Virginia
Database is updated daily with all available documents. Updates will change to hourly as soon as possible.
Search filters based on State; Congressional District; Jurisdiction (county or city); Department (Board of Supervisors, Board of Education; Economic Development) and/or National Assn. of Counties topics (i.e. Census 2020, Broadband, etc.)
Search original pdf documents for all references to the search topic
Expanded or "Fuzzy" search term capability
Bookmark, annotate, and share documents with other users such as clients or legislators.
Alerts for when your defined issue areas are mentioned in new downloads.

It will house all available legislative documents including:

- One of the most detailed city/county level government search engine available
- First release will cover the 95 counties and 38 cities of Virginia
- Future releases to include counties and cities for all States and DC
- Proprietary Transparency Rating (PTR) of local government access

The Lobby Dashboard will also provide unparalleled levels of time sensitive data and up-to-date micro and macro polling, giving our users the competitive advantage needed to provide the best possible advice and data to their clients. They can tailor their data mining to individual populations and get real-time insight into issues of importance.

Product/Market Fit

We surveyed a group of 1,000 registered voters, asking the following questions to better predict how Megaphone would be received by the market. The results were a resounding "Yes!".


Would you be interested in a service that helps you


communicate with your elected officials?
Yes
63.8% Yes
Would you be interested in a service that helps you track and comment on legislation?
Would you pay for premium features?
30% Yes


"After two plus years of COVID, the world of face-to-face lobbying with our public officials has been upended and dramatically changed. Virtual advocacy, created out of necessity, will continue to be a critical method of providing input to our legislators. Megaphone is the next and logical phase. The efficiency and power of crowdsourced lobbying to virtually gather like minded "certified constituents" in support of an issue will translate into a stronger campaign and potency in influencing policymakers."
Vince Galko
Senior Vice President
Mercury Public Affairs
"The volume of public correspondence to the House and Senate has tripled since 2016. This has been replicated at the state and local levels with minimum increase in staffing levels. Megaphone is a tremendous help in terms of being able to confirm that the concerned citizen is also a certified voter. Megaphone also helps identify key policy issues, quickly and without massive expense. I am excited to work with the app and am confident that Megaphone will improve citizen engagement."
Don Kent
Former Chief of Staff US Senate
Partner at The Nickles Group

The Business Model and Projections

Digital democracy is the future of voting, activism and engaging with U.S. politics and Megaphone is targeting the nontraditional voting market of 160 million voters with our platform. The polling and lobbying industries are massive and Megaphone's innovative, AI powered, platform will position us to lead game-changing innovation in those spaces.

Megaphone uses an SaaS business model and has 4 main sources of revenue, adding more as we grow:


Revenue Sources
CROWDSOURCED LOBBYING
Percentage of money raised for lobbying campaign stays with Megaphone.
POLLING & ANALYTICAL DATA
Wide variety of voter profile data and analytics packages available, from one-off surveys to long-term enterprise contracts.
MEGAPHONE USERS
Priority data feed
Expanded profile customization
Ability to start a lobbying campaign
Ability to create your version of a bill
B2B / DASHBOARD & APP
Governments/ Associations/Interest Groups/ Corporations
List your organizations description of what the bill will do

Number Breakdown


By the Numbers
Registered voters (2018)
Addressible Market: 160 MILLION
Number of users within 3 years: 470,000+


Estimated Annual Revenue:
$34 MILLION
Forward-looking projections cannot be guaranteed

These projections assume we can capture 2% of our total potential market. These projections cannot be guaranteed.

The Team

Our team has decades of inside the Beltway and AI tech experience, and we know how to fix this massive problem to create a new era of civic engagement. Our team is the perfect blend of technology and government, and among our team, we've founded 3 start-ups including 2 successful exits.


Our team
Bill Lockhart
For over 20 years, Bill has managed or consulted on more than 50 campaigns including presidential campaigns in Nicaragua and Congo (DRC). Bill has also worked with numerous companies and organizations on public affairs campaigns to identify audiences, and develop effective messaging to persuade decision makers.
Hedeer El-Showk
Hedeer has over a decade of experience in asset management as a quantitative developer building predictive and optimization models. At Signet Research and Advisory he was one of two risk managers with oversight over all of Signet's funds. He later started Cove Investment Solutions LLC to build AI based risk management software for hedge funds.
Ron Wright
Ron has a lengthy history of founding or investing in cutting edge companies including Neuroscan, ISG, Sands Research, Bill Police among others. Ron is also the Owner/CEO of the software company JNetDirect. Ron serves on the VA State Central Committee, State Party Finance Committee and is Co-Chair of the NOVA Republican Business Forum.
Nathan Jahncke
Nathan's career began at Intel, spearheading systems and database engineering efforts on multiple products in health software and network security. His passion for complex data architecture and devops has spanned over 20 years, from startups to nonprofits, and the development of a wide variety of user-facing data analytics and integration products.

We started Megaphone because we believe everyone's voice matters, and everyone has the right to use that voice for change in their communities, big and small. So we are harnessing our unique areas of experience to fix the broken Beltway.

The Ask

We are looking to raise $1 million to build our revolutionary platform, empower voters, and make actual change to politics as usual. We are using a community raise since just like Wefunder bringing investment back to the people, we are bringing politics back to the people.

With your help today, we will be able to finish the development of the app and invest heavily in its marketing and advertising to get Megaphone into as many hands as possible.

Megaphone is the perfect platform for a future facing digital democracy and the information hub for the new web 3.0 world. Join us as we turn the Beltway on its head and give politics back to the people!